Primoris Services Corporation

2100 McKinney Avenue

Suite 1500

Dallas, Texas 75201

(214) 740-5600

July 14, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attn: Pamela Long, Esq.

Re:          Primoris Services Corporation

Registration Statement on Form S-3

(File No. 333-174602)

Dear Ms. Long:

Primoris Services Corporation hereby requests that the effective date of the the Registration Statement on Form S-3 (File No. 333-174602) be accelerated to Friday, July 15, 2011 at 4:00 p.m. (Eastern Time), or as soon thereafter as is practicable.  We are separately enclosing an additional acknowledgement letter in connection with such request for acceleration.

Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

PRIMORIS SERVICES CORPORATION

By:	/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer